My French Cuisine

Profit and Loss

January 1 - October 23, 2023

	TOTAL
Income	
Clover	1,301.00
Food Sales	52,650.14
Sales of Product Income	3,000.00
Shipping Income	15.00
Stripe Sales	240.00
Unapplied Cash Payment Income	459.72
Uncategorized Income	1,775.56
Total Income	**$59,441.42**
Cost of Goods Sold	
Cost of Goods Sold	643.51
Food Purchases	11,376.74
Job Supplies	2,721.08
Total Cost of Goods Sold	**$14,741.33**
GROSS PROFIT	**$44,700.09**
Expenses	
Advertising & Marketing	1,966.59
Bank Charges & Fees	
Bank & CC Fees	161.89
QuickBooks Payments Fees	1,923.88
Total Bank Charges & Fees	**2,085.77**
Car & Truck	
Fuel	2,200.44
Total Car & Truck	**2,200.44**
Dues & subscriptions	2,705.23
Insurance	3,301.89
Legal & Professional Services	5,000.00
Bookkeeping Fees	2,892.00
Total Legal & Professional Services	**7,892.00**
Office Supplies & Software	1,001.58
Other Business Expenses	1,024.39
Reimbursable Expenses	-115.42
Rent & Lease	58,180.59
Repairs & Maintenance	8.81
Taxes & Licenses	7,233.36
Travel	15.25
Total Expenses	**$87,500.48**
NET OPERATING INCOME	**$ -42,800.39**
Other Income	
Refund	-896.43
Total Other Income	**$ -896.43**

My French Cuisine

Profit and Loss

January 1 - October 23, 2023

	TOTAL
Other Expenses	
Parking fees	74.00
Total Other Expenses	**$74.00**
NET OTHER INCOME	$ -970.43
NET INCOME	$ -43,770.82

My French Cuisine

Balance Sheet

As of October 23, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - 1125	6,753.12
QuickBooks Checking Account	3,185.10
Total Bank Accounts	**$9,938.22**
Accounts Receivable	
Accounts Receivable (A/R)	1,572.92
Total Accounts Receivable	**$1,572.92**
Other Current Assets	
Inventory Asset	0.00
Uncategorized Asset	12,432.30
Undeposited Funds	0.00
Total Other Current Assets	**$12,432.30**
Total Current Assets	**$23,943.44**
TOTAL ASSETS	**$23,943.44**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	-4,131.11
CITI BANK	-3,179.72
CITI BANK	12,067.98
Total CITI BANK	**8,888.26**
Total Credit Cards	**$4,757.15**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	12,082.53
Clover Tips	0.00
Out Of Scope Agency Payable	305.25
Undistributed Tips	997.93
Total Other Current Liabilities	**$13,385.71**
Total Current Liabilities	**$18,142.86**
Total Liabilities	**$18,142.86**
Equity	
Opening Balance Equity	0.00
Owner's Investment	106,900.00
Owner's Pay & Personal Expenses	-1,008.53
Prior Year Adjustment	1,006.29
Reconciliation Adjustment	1,209.97
Retained Earnings	-58,451.61

My French Cuisine

Balance Sheet

As of October 23, 2023

	TOTAL
Net Income	-43,855.54
Total Equity	**$5,800.58**
TOTAL LIABILITIES AND EQUITY	**$23,943.44**

My French Cuisine

Statement of Cash Flows

January 1 - October 23, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-43,855.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	50.03
Uncategorized Asset	-21.25
AMEX	-7,542.05
CITI BANK	-484.55
CITI BANK:CITI BANK	-7,932.02
California Department of Tax and Fee Administration Payable	4,357.21
Undistributed Tips	432.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-11,140.31**
Net cash provided by operating activities	**$ -54,995.85**
FINANCING ACTIVITIES	
Owner's Investment	38,000.00
Owner's Pay & Personal Expenses	-35.91
Net cash provided by financing activities	**$37,964.09**
NET CASH INCREASE FOR PERIOD	**$ -17,031.76**
Cash at beginning of period	26,969.98
CASH AT END OF PERIOD	**$9,938.22**